Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-258194

December 1, 2021

Marsh & McLennan Companies, Inc.

$400,000,000 2.375% Senior Notes due 2031

$350,000,000 2.900% Senior Notes due 2051

Terms Applicable to the Notes

Issuer:	Marsh & McLennan Companies, Inc.
Offering Format:	SEC-Registered
Trade Date:	December 1, 2021
Settlement Date*:	December 8, 2021 (T+5)
Expected Ratings / Outlook (Moody’s / S&P)**:	Baa1 (Stable) / A- (Stable)
Net Proceeds to Issuer (before offering expenses):	$743,005,000
Use of Proceeds:	The net proceeds of this offering will be used for general corporate purposes, including the potential repayment or redemption of the Company’s $500 million aggregate principal amount of 2.750% Senior Notes due January 30, 2022.

Terms Applicable to the 2031 Notes

Securities:	2.375% Senior Notes due 2031
Maturity Date:	December 15, 2031
Principal Amount:	$400,000,000
Price to Public:	99.876% of Principal Amount, plus accrued interest, if any, from December 8, 2021
Benchmark Treasury:	1.375% due November 15, 2031
Benchmark Treasury Price and Yield:	99-13; 1.439%
Spread to Benchmark Treasury:	+95 basis points
Re-Offer Yield:	2.389%
Coupon:	2.375%
Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on June 15, 2022
Optional Redemption – Make-Whole Call:	Then current Treasury Rate +15 basis points prior to September 15, 2031
Optional Redemption – Par Call:	On or after September 15, 2031, three months prior to the Maturity Date
CUSIP / ISIN:	571748BP6 / US571748BP64

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Scotia Capital (USA) Inc. RBC Capital Markets, LLC
Co-Managers:	PNC Capital Markets LLC BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. MUFG Securities Americas Inc. Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC

Terms Applicable to the 2051 Notes

Securities:	2.900% Senior Notes due 2051
Maturity Date:	December 15, 2051
Principal Amount:	$350,000,000
Price to Public:	99.761% of Principal Amount, plus accrued interest, if any, from December 8, 2021
Benchmark Treasury:	2.000% due August 15, 2051
Benchmark Treasury Price and Yield:	104-28+; 1.787%
Spread to Benchmark Treasury:	+112.5 basis points
Re-Offer Yield:	2.912%
Coupon:	2.900%
Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on June 15, 2022
Optional Redemption – Make-Whole Call:	Then current Treasury Rate +20 basis points prior to June 15, 2051
Optional Redemption – Par Call:	On or after June 15, 2051, six months prior to the Maturity Date
CUSIP / ISIN:	571748 BQ4 / US571748BQ48
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Barclays Capital Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. TD Securities (USA) LLC Standard Chartered Bank
Co-Managers:	PNC Capital Markets LLC BNP Paribas Securities Corp. ANZ Securities, Inc. MUFG Securities Americas Inc. Morgan Stanley & Co. LLC Siebert Williams Shank & Co., LLC

*Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) BofA Securities, Inc., toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc., toll-free at 1-800-831-9146, (iii) J.P. Morgan Securities LLC, collect at 1-212-834-4533, (iv) Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 (or by emailing wfscustomerservice@wellsfargo.com), (v) Barclays Capital Inc., toll-free at 1-888-603-5847 or (vi) HSBC Securities (USA) Inc., toll-free at 1-866-811-8049.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.